UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-l
OMB APPROVAL
Certificate of Accounting of Securities and Similar	OMB Number:	3235-0359
Investments of a Management Investment Company	Expires:	June 30, 2009
in the Custody of Members of	Estimated average burden
National Securities Exchanges	hours per response..............2.00

Pursuant to Rule 17f-l [17 CFR 270.17f-l]

1. Investment Company Act File Number: 811–22081				Date examination completed: 9/18/08
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT 4738167-0142	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: CHINA FINANCE, INC.
4. Address of principal executive office (number, street, city, state, zip code): 1330 Ave of the Americas, 21st floor, New York, NY 10019

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

China Finance Inc.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of China Finance, Inc. (the “Company”), are responsible for complying with the requirements of subsection (b) of Rule 17f-1 “Custody of Securities with Members of National Securities Exchanges” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsection (b)(1) and (b)(6) of Rule 17f-1 as of  April 30, 2008 and from January 1, 2008 through June 30, 2008.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 2008 and from January 1, 2008 through June 30, 2008 with respect to securities reflected in the investment account of the Company.

China Finance, Inc.

/s/ Ann Yu
Title: Chief Executive Officer

    Rotenberg & Co. LLP
    Certified Public Accountants
585.295.2400 s 585.295.2150 (fax)

1870 Winton Road South s Rochester, NY 14618 s www.rotenbergllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of China Finance, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (“the Act”), that China Finance, Inc. (“the Company”) complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of June 30, 2008.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of security purchases and sales, for the period from January 1, 2008 through June 30, 2008:

•	Confirmation of all securities held by institutions (Smith Barney) in book entry form.

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specific requirements.

In our opinion, management's assertion that China Finance, Inc. complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act as of June 30, 2008, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of China Finance, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
September 18, 2008

New York s Penn Yan s Rochester